EXHIBIT 99.1

TeliaSonera: Joint Application can give Fewer 3G Masts and Lower Investments

STOCKHOLM, Sweden, June 28, 2004 (PRIMEZONE) -- TeliaSonera, Tele2, 3, and Vodafone are today lodging a joint application to PTS, the National Post and Telecom Agency for altered licence terms for 3G construction. "It is now a matter of creating realistic expectations for future construction," stated the operators in their application.

The operators intend to meet the requirement to cover 8,860,000 people in Sweden, but want two changes in the licence conditions from PTS:

- Lower signal strength. Testing and experience shows that the strength of the so-called pilot signal can be reduced without restricting 3G use. A reduction would mean fewer 3G masts and this benfit such things as the environment and the cultural landscape.

- An amended timetable. The terms regarding speed of construction should be a coverage of at least 7,000,000 people by 31 December 2004, 8,000,000 people by 31 December 2005, 8,500,000 people by the 31 December 2006 and 8,860,000 people by the 31 December 2007. Thus, the pace of construction is still very high.

To safeguard the rapid construction required for all 3G licence holders to be able to meet the timetable, the operators will be introducing closer collaboration on masts in Norrland.

"These changes are sound from a community perspective and improve the 3G market for end customers and other interested parties," stated TeliaSonera, Tele2, 3 and Vodafone in their joint application.

If the licence terms are altered in accordance with the application, the result will be fewer 3G masts and thus fewer building permits, leasing and tenancy agreements, and lower costs. It will also lead to a better environment and more time to reduce the concern that there is over electromagnetic fields.

The current terms from PTS stipulate that construction should have been complete by 31 December 2003. All 3G operators have already stated that these requirements cannot be met. Despite that, there is currently no other country that has implemented such a comprehensive expansion of the 3G net as Sweden.

For further information journalists can contact: Marie Ehrling, head of TeliaSonera Sweden +46-(0)8-713 58 30

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http://www.waymaker.net/bitonline/2004/06/28/20040628BIT00250/wkr0001.pdf